MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS
PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	3
URANIUM INDUSTRY OVERVIEW	4
RESULTS OF CONTINUING OPERATIONS	7
Wheeler River Project	10
Exploration Pipeline Properties	18
DISCONTINUED OPERATIONS	23
OUTLOOK FOR 2019	28
ADDITIONAL INFORMATION	30
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	42

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 7, 2019 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2018. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted. The audited consolidated financial statements and MD&A for the year ended December 31, 2017 were expressed in US dollars. See CHANGE IN SIGNIFICANT ACCOUNTING POLICIES below.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2018 PERFORMANCE HIGHLIGHTS

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Wheeler River indicated mineral resources increased by 88% to 132 million pounds of U3O8

On January 31, 2018, Denison announced an 88% increase in the indicated mineral resources estimated for the Wheeler River project (‘Wheeler River’), located in northern Saskatchewan. The result was attributable to an increase in the estimated resources at the Gryphon deposit, which is estimated to contain, above a cut-off grade of 0.2% U3O8, 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in indicated mineral resources, plus 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in inferred mineral resources. Together with the resources estimated for the Phoenix deposit, Wheeler River is now host to 132.1 million pounds of U3O8 (1,809,000 tonnes at an average grade of 3.3%) in total indicated mineral resources. Following the resource update, Wheeler River retained and improved its standing as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin. The updated mineral resource estimate was used in the preparation of the Pre-Feasibility Study (‘PFS’).

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Completion of the Wheeler River PFS with a project level pre-tax NPV of $1.31 billion and IRR of 38.7%

On October 30, 2018, Denison filed a technical report in accordance with NI 43-101, for Wheeler River. The PFS results are highlighted by the selection of the in-situ recovery ('ISR') mining method for the Phoenix deposit, resulting in an estimated average operating cost of $4.33 (USD$3.33) per pound U3O8. The project, on a 100% basis, is estimated to have mine production of 109.4 million pounds of U3O8 over a 14-year mine life, with a base case pre-tax Net Present Value ('NPV') of $1.31 billion (8% discount rate), Internal Rate of Return ('IRR') of 38.7%, and initial pre-production capital expenditures of $322.5 million. The base-case NPV assumes uranium sales are made at UxC Consulting Company, LLC’s (‘UxC’) annual estimated spot price (composite mid-point scenario in constant dollars) for mine production from the Phoenix deposit (from ~USD$29/lb U3O8 to USD$45/lb U3O8), and a fixed price for mine production from the Gryphon deposit (USD$50/lb U3O8).

Upon the completion of the PFS and in accordance with NI 43-101, Denison has declared probable mineral reserves of 109.4 million pounds of U3O8 (Phoenix 59.7 million pounds U3O8 from 141,000 tonnes at 19.1% U3O8, and Gryphon 49.7 million pounds U3O8 from 1,257,000 tonnes at 1.8% U3O8), indicated mineral resources (inclusive of reserves) of 132.1 million pounds of U3O8, (1,809,000 tonnes at an average grade of 3.3%) and inferred mineral resources of 3.0 million pounds of U3O8 (82,000 tonnes at an average grade of 1.7% U3O8), for Wheeler River.

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Acquisition of additional Wheeler River ownership interest

On October 26, 2018, Denison completed a transaction with Cameco Corporation ('Cameco') to increase its ownership interest in the Wheeler River Joint Venture ('WRJV') to 90%. Denison acquired Cameco's 23.92% interest in the project in exchange for the issuance of 24,615,000 common shares of Denison.

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Approval of the advancement of Wheeler River

In December 2018, the Company’s Board of Directors, and the WRJV approved the advancement of Wheeler River, following a detailed assessment of the robust economic results demonstrated in the PFS. In support of the decision to advance Wheeler River, the WRJV approved a $10.3 million budget for 2019 (100% basis), which is highlighted by plans to initiate the Environmental Assessment (‘EA’) process, the completion of ISR wellfield testing, as well as the initiation of metallurgical pilot plant testing and other engineering studies related to ISR mining.

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Uranium mineralization discovered on regional explorations targets at Wheeler River and Waterbury Lake

High-grade unconformity uranium northeast of Wheeler River's Gryphon deposit
High-grade uranium drill intercepts were obtained at the sub-Athabasca unconformity to the northeast of the Gryphon deposit along the K North trend. Results were highlighted by assays from drill hole WR-704, which included 1.4% U3O8 over 5.5 metres, located 600 metres northeast of Gryphon and drill hole WR-710D1, which included 1.1% U3O8 over 3.0 metres, located one kilometre northeast of Gryphon. Further potential for mineralization exists, both at the unconformity and within the basement, between the 200 metre-spaced drill fences.

Unconformity uranium and base metals on the K West trend at Wheeler River
Highlights from the Company's summer 2018 diamond drilling program at Wheeler River include the discovery of unconformity-hosted mineralization on the K West trend, including 0.30% U3O8, 4.7% Co, 3.7% Ni and 0.55% Cu over one metre in drill hole WR-733D1, and 1.2% Cu and 0.49% Ni over six metres in drill hole WR-733D2. The K West trend is a priority target area located approximately 500 metres west of the parallel K North trend, which hosts the Gryphon deposit. The results are encouraging and further drill testing is warranted to the south, where up to five kilometres of strike length remains untested along the K West trend.

MANAGEMENT’S DISCUSSION & ANALYSIS

Uranium mineralization on the GB Trend at Waterbury Lake
Basement-hosted uranium mineralization was intersected in two drill holes on the Waterbury Lake property (65.92% Denison owned), at the interpreted intersection of the regional Midwest structure with the GB trend, approximately three kilometres northeast of the project's Huskie deposit. Mineralized assay intervals included 0.43% U3O8 over 1.0 metre (including 0.73% U3O8 over 0.5 metre) in drill hole WAT18-478 and 0.45% U3O8 over 0.5 metre, as well as 0.31% U3O8 over 0.5 metre and 0.20% U3O8 over 0.5 metre in drill hole WAT18-479. The results validated the Company's geological concept that uranium mineralization occurs at the intersection of the interpreted regional Midwest structure with cross-cutting, graphite-bearing, structural corridors. Follow-up is warranted along the GB trend and at several other exploration targets related to the interpreted regional Midwest structure.

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Maiden mineral resource estimate completed for the Huskie deposit at Waterbury Lake

Denison completed a maiden mineral resource estimate for the Huskie uranium deposit (‘Huskie’) on the Waterbury Lake property. The mineral resource estimate was completed in accordance with NI 43-101 and CIM Definitions (2014), and was reviewed and audited by SRK Consulting (Canada) Inc. ('SRK'), with a resulting estimate of 5.7 million pounds of U3O8 (above a cut-off grade of 0.1% U3O8) based on 268,000 tonnes of mineralization at an average grade of 0.96% U3O8. Since its discovery in 2017, Denison has completed 28 drill holes at Huskie at a spacing of approximately 50 metres x 50 metres to define a basement hosted uranium deposit over a strike length of approximately 210 metres and dip length of up to 215 metres. The deposit has been interpreted to include three parallel, stacked lenses of mineralization (Huskie 1, Huskie 2 and Huskie 3) which vary in true thickness between approximately one and seven metres. The effective date of the resource estimate is October 17, 2018.

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Increase in mineral resources estimated for Midwest

On March 27, 2018, Denison reported an updated mineral resource estimate for the Midwest Main and Midwest A deposits located on the Midwest property (25.17% Denison owned), which is operated by Orano Canada Inc. (‘Orano Canada’). Inferred mineral resources for the property increased by 13.5 million pounds of U3O8 and currently total 18.2 million pounds of U3O8 (846,000 tonnes at 0.98% U3O8) above a cut-off grade of 0.1% U3O8. Indicated Mineral Resources for the property increased by 2.1 million pounds of U3O8 and currently total 50.7 million pounds of U3O8 (1,019,000 tonnes at 2.3% U3O8) above a cut-off grade of 0.1% U3O8.

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Obtained financing for the Company’s 2019 Canadian exploration activities

In November 2018, the Company completed a $5,000,000 bought deal private placement equity offering for the issuance of 4,950,495 common shares on a flow-through basis at a price of $1.01 per share. The proceeds from the financing will be used to fund Canadian exploration activities through to the end of 2019.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American (formerly NYSE MKT) exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 90% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 320,000 hectares in the Athabasca Basin region. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 65.92% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (‘DES’) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services as well as environmental consulting services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

MANAGEMENT’S DISCUSSION & ANALYSIS

CHANGE IN SIGNIFICANT ACCOUNTING POLICIES

Change in Presentation Currency

Effective January 1, 2018, Denison has changed its presentation currency to Canadian dollars (‘CAD’) from US dollars (‘USD’). This change in presentation currency was made to better reflect the Company’s business activities, which, following the divestiture of the Mongolian and African mining divisions in 2015 and 2016, are now solely focused in Canada, with the majority of the Company’s entities, including all of its operating entities, having the Canadian dollar as their functional currency. The consolidated financial statements, for all years presented, are shown in the new presentation currency. Previously, the results of the Canadian functional currency entities had been translated to the US dollar as follows:

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The consolidated income statements and consolidated statements of comprehensive income were translated into the presentation currency using the average exchange rates prevailing during each reporting period.
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Assets and liabilities on the consolidated statements of financial position were translated using the period-end exchange rates.
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Shareholders’ equity balances were translated using historical rates based on rates in effect on the date of material transactions.

See note 3 of the audited consolidated financial statements and REVENUES below for further details relating to the change in presentation currency, as well as the adoption of IFRS 9, Financial Instruments (‘IFRS 9’) and IFRS 15, Revenue from Contracts with Customers (‘IFRS 15’).

STRATEGY

Denison’s strategy is focused on leveraging its uniquely diversified asset base to position the Company to take advantage of the strong long-term fundamentals of the uranium market. The Company has built a portfolio of strategic uranium deposits, properties, and investments highlighted by a 90% interest in Wheeler River and a minority interest in an operating and licensed uranium milling facility in the MLJV, both located in the infrastructure rich eastern portion of the Athabasca Basin region. While active in exploring for new uranium discoveries in the region, Denison’s present focus is on advancing Wheeler River to a development decision, with the potential to become the next large scale uranium producer in Canada. With a shortage of low cost uranium development projects in the global project pipeline, Denison is positioned to offer shareholders exposure to value creation through both the development of a potentially top tier asset, as well as a rising uranium price in future years.

URANIUM INDUSTRY OVERVIEW

The global nuclear fuel market continues to navigate through difficult times. While 2018 marked the seventh year of a prolonged downturn in the nuclear fuel business following the 2011 Fukushima Daichii nuclear incident, which led to the total shutdown of nuclear power generation in Japan, events throughout the year provided clear indications that positive change is beginning to happen.

While volatile at times, the spot price of uranium ended 2018 at USD$28.50 per pound U3O8 – 20% higher than where it started the year at USD$23.75 per pound U3O8, and 39% higher than its 2018 intra-year low of USD$20.50 per pound U3O8 in April 2018. Since the low reached in April 2018, market observers have noted a tangible shift in the market performance of the spot price, with the price rising steadily through the balance of the year.

Although the uranium spot price has demonstrated some noticeable starts and stops in its effort to recover over the past several years, there has been some stability demonstrated in the 2018 spot price increase, which has been supported, in part, by a number of events on the supply side. Most significant of these events was Cameco’s announcement that the temporary McArthur River shutdown would become indefinite, with the timing of a restart depending on future contracting and market conditions. At the same time, Cameco reiterated its commitment to meet existing customer obligations by purchasing large volumes of uranium in the spot market. In addition, the world’s largest uranium producer, National Atomic Company Kazatomprom (‘Kazatomprom’), delivered on its previous commitments to curtail production – resulting in a 20% reduction from previously planned production levels. Kazatomprom also indicated that they will maintain this 20% reduction in production in 2019 and 2020. Further significant supply curtailments came from Paladin Energy Ltd, who placed their Langer Heinrich operation in Namibia on care and maintenance during 2018 – a clear response to the low uranium price environment and the lack of higher priced supply contracts to provide support for continued operations.

MANAGEMENT’S DISCUSSION & ANALYSIS

Although not a supply curtailment, the decision by Rio Tinto to sell its 68.2% share in the Rössing operation in Namibia to China National Uranium Corporation also represented a significant supply-side event in 2018. While the sale does not result in a fundamental change to supply and demand, this sale to China means that Rössing production will most likely be destined for Chinese consumption going forward – effectively removing another decades-long source of primary production from those available to global nuclear utilities.

On the demand side there were fewer events of immediate impact, but still some positive news. The growth of China’s nuclear industry continues, with nuclear power generation in the country up 18.6% from 2017. The country now has 45 nuclear plants in operation, with an installed capacity of 45.9 GWh. Another 11 reactors are currently under construction, moving the country towards its goal of producing 58 GWh by 2020. In 2018, nuclear power accounted for 4.2% of China’s total electricity generation, contributing to a reduction in the country’s annual CO2 emissions by 290 million tonnes. Adding to the positive news out of China, after a brief hiatus in the approval of new reactor projects, the Chinese government announced in early February that it had given preliminary approval for the construction of four new domestically designed HPR-1000 reactors.

Japan’s restart story continues to advance, albeit slowly. The country is finally beginning to make meaningful progress in bringing its nuclear fleet back online. In 2018, Japan increased its total number of nuclear reactors in operation up to 9, proving that there is a path to restart in the country. While Japan has struggled with timely restarts over the past 8 years, the global nuclear energy industry has continued to advance and has grown such that the level of global nuclear power generation in 2018 recovered to the pre-Fukushima levels reached in 2011.

During 2018, transactions in the uranium spot market exceeded 88 million pounds U3O8 – surpassing the previously recorded high of 56 million pounds U3O8 in 2011. This increase in spot-market transaction activity was a significant driver of the rising spot price in the year. While certain utility end-users looked to take advantage of low-priced uranium available in the market, the increase in transaction volume was mostly fueled by producer and trader buying, as a result of production cutbacks, as well as renewed interest from financial investors speculating in the physical market. Of note was the establishment of a new physical uranium fund – Yellow Cake PLC – traded on the London Stock Exchange AIM, which purchased more than 8 million pounds U3O8 in 2018.

While spot market volumes exceeded expectations, long-term contracting in the market continued to lag. Over the past five years, less than 400 million pounds of U3O8 have been placed under long-term contract, while utilities have utilized more than 800 million pounds U3O8 over the same period. Unfortunately, as some of the uncertainty surrounding Fukushima started to fade and signposts emerged that many buyers were planning to begin long-term contracting, new uncertainty was introduced into the market. In January 2018, two US uranium producers, Energy Fuels Inc. and UR Energy Inc., filed a Section 232 trade petition with the US Department of Commerce ('DOC') to investigate whether uranium imports into that country are harmful to its national security. These companies proposed a 25% domestic purchase quota for US utilities as a potential remedy. It is expected that the findings of the DOC as well as an ultimate decision on whether a remedy will be imposed and what it will look like, will be made by the US President as early as the second quarter of 2019. This new source of uncertainty has loomed over the global nuclear fuel market in 2018 and into 2019 – having a direct impact on utilities based in the US, causing them to refrain from re-entering the market until the impact of the petition is better understood. This has contributed to less purchasing in the long-term market through 2018. In their Q1 2019 Uranium Market Outlook, UxC estimates that cumulative uncovered nuclear utility requirements are now 1.6 billion pounds of U3O8 through 2035.

Other important demand-side events in 2018 have contributed to changing market sentiment around the future of nuclear power and, in turn, the outlook for the uranium market. These included:

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The long anticipated release of the French energy plan in November. Prior to the release, there had been questions and concerns regarding potential plans by the country to reduce its reliance on nuclear energy. Under the new energy plan, France upheld its goal, introduced by previous French President Hollande, to reduce its reliance on nuclear energy to 50%, but extended the time frame for this change by a decade - from 2025 to 2035. This was seen as a considerable win for nuclear energy both in France, and globally.

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On the heels of the French energy plan announcement, the European Commission adopted a long-term climate plan that calls for the European Union (EU) to become the first major ‘climate neutral’ economy by 2050. The plan focuses heavily on the energy sector with the commission stating that renewables and nuclear power will be the backbone of a carbon-free European power system.

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China continued with its ambitious nuclear energy plans, starting seven new reactors in 2018. Also in 2018, the Chinese achieved first commercial operation of two new reactor designs – Westinghouse Electric Company’s AP1000 and France’s EPR. Completion of these new designs is a positive signal to the industry that the designs work, which will aid development of these reactor designs in other jurisdictions.

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On the slightly negative side, the United Kingdom’s efforts to revitalize its nuclear generation fleet experienced some setbacks in 2018, as Toshiba announced plans to wind up its NuGen project which had planned to build reactors on the northwest coast of England.

MANAGEMENT’S DISCUSSION & ANALYSIS

There is a sense, throughout the nuclear fuel industry, that 2018 was a year of transition, with the impacts of production shutdowns and curtailments beginning to take effect in earnest. In conjunction with increasing nuclear generation, primary production is now in a deficit in relation to annual reactor requirements, meaning that there is a real drawdown of inventories and secondary supplies taking place. As the industry gains clarity on the Section 232 trade petition under consideration in the US, increased decision-making is expected to occur regarding long-term purchase timing. Increased utility buying will need to occur in order to make up for reluctant purchasing over the last few years, and the market will likely need to respond with new or additional sources of production. Annual requirements are growing, and existing supply is falling, and this is ultimately expected to lead to questions of security of supply – a concept that is paramount in importance to global nuclear utilities. Ultimately, this shifting trend is expected to lead to a market where higher prices are required to incent producers to increase production and build new mines. The companies positioned with the lowest cost of production, and with a footprint in the most stable geopolitical regions are likely to be the ones to benefit the greatest.

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Year Ended December 31, 2018 CAD	Year Ended December 31, 2017 CAD	Year Ended December 31, 2016 USD

Continuing Operations:
Total revenues	$15,550	$16,067	$13,833
Exploration and evaluation	$(15,457)	$(16,643)	$(11,196)
Impairment reversal (expense)	$(6,086)	$331	$(2,320)
Net loss	$(30,077)	$(19,454)	$(11,699)
Basic and diluted loss per share	$(0.05)	$(0.04)	$(0.02)
Discontinued Operations:
Net loss	$-	$(109)	$(5,644)
Basic and diluted loss per share	$-	$-	$(0.01)

(in thousands)	As at December 31, 2018 CAD	As at December 31, 2017 CAD	As at December 31, 2016 USD

Financial Position:
Cash and cash equivalents	$23,207	$3,636	$11,838
Investments in debt instruments (GICs)	$-	$37,807	$-
Cash, cash equivalents and GICs	$23,207	$41,443	$11,838

Working capital	$19,221	$34,756	$9,853
Property, plant and equipment	$258,291	$249,002	$187,982
Total assets	$312,187	$326,300	$217,423
Total long-term liabilities	$77,455	$80,943	$37,452

As noted above, effective January 1, 2018, the Company changed its presentation currency from USD to CAD. The consolidated financial statements for all periods starting on or after January 1, 2017 have been restated in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. Financial results before January 1, 2017 have not been restated and are therefore presented in US dollars, as originally disclosed.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2018	2018	2018	2018
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Continuing Operations:
Total revenues	$4,144	$3,729	$4,104	$3,573
Net loss	$(13,642)	$(3,884)	$(5,583)	$(6,968)
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.01)	$(0.01)

	2017	2017	2017	2017
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Continuing Operations:
Total revenues	$4,536	$3,753	$4,043	$3,735
Net loss	$(1,833)	$(7,627)	$(8,870)	$(1,124)
Basic and diluted loss per share	$-	$(0.01)	$(0.02)	$-

Significant items causing variations in quarterly results

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The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill as well as the impact of the toll milling financing transaction in the first quarter of 2017.
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Revenues from DES fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
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Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration programs in Saskatchewan.
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The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities.

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada (formerly known as AREVA Resources Canada Inc.) with a 70% interest, Denison with a 22.5% interest, and OURD (Canada) Co. Ltd. with a 7.5% interest.

On February 13, 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards.

The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue. The Company reflected payments made to APG of $3,520,000, representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received, reducing the initial deferred revenue balance to $39,980,000.

Effective January 1, 2018, upon adoption of IFRS 15, the accounting policy for the toll milling deferred revenue arrangement changed and the comparative period has been restated to reflect this change.

MANAGEMENT’S DISCUSSION & ANALYSIS

Under IFRS 15, the arrangement with APG is deemed to contain a significant financing component, as the cash consideration received upfront for future toll milling cash receipts provides Denison with a financing benefit. IFRS 15 requires that the amount of revenue recorded be adjusted, such that the revenue recognized over the life of the APG Arrangement will approximate the $39,980,000 net cash payment received in advance plus an estimate of the interest expense to be incurred over the life of the APG Arrangement, which reflects the financing component of the arrangement. The discount rate to be used to accrete the deferred revenue balance is based on the rate that would be expected in a separate financing transaction between the entity and its customer at contract inception, taking into consideration the Company’s credit risk. Denison will record accretion expense on the deferred revenue balance using an annual interest rate of 8.5%.

IFRS 15 also requires entities to allocate the total revenue to be recognized over the life of the contract to each performance obligation in the contract (in this case, the toll milling of the Cigar Lake specified ore). The result being that the drawdown of deferred revenue will be based on a weighted average toll milling rate applied to actual processing activity at the mill. As the toll milling arrangement with the CLJV is based on the processing of specific ores, which are based on estimates, any change to the resources estimated for the specific ores, or to the timing of the processing of said ores, will impact the weighted average toll milling rate to be used for the contract, and will result in a cumulative catch up adjustment in the period that the change in estimate occurs.

During the year ended December 31, 2018, the McClean Lake mill processed 18.0 million pounds U3O8 for the CLJV (2017 – 18.0 million pounds U3O8). In 2018, the Company recorded toll milling revenue of $4,239,000 (2017 – $5,029,000). The decrease in toll milling revenue in 2018 compared to the prior year is due to two factors. The APG Arrangement was in place for the full year in 2018, compared to 11 months in the same period of 2017. The accounting for the APG Arrangement commenced in February 2017 (and continued through 2018), and the Company began to recognize revenue using a weighted average rate, which was lower than the toll milling rate at the time. Further, as a result of an update to the published Cigar Lake mineral resource in early 2018, the Company recorded a cumulative catch up in toll milling revenue, as required by IFRS 15, which resulted in a reduction in toll milling revenue in the first quarter of 2018.

During the year ended December 31, 2018, the Company also recorded an accretion expense of $3,314,000 on the toll milling deferred revenue balance (2017 – $3,115,000). The increase in accretion expense compared to the prior year is predominantly due to the fact that the Company only recorded an accretion expense for 11 months in the prior period, following the completion of the APG Arrangement in February 2017, compared to a full year of accretion expense in 2018. The annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time.

Denison Environmental Services

Mine decommissioning and environmental services are provided through Denison’s DES division – providing long-term care and maintenance for closed mine sites since 1997. With offices in Ontario (Elliot Lake and Sudbury), the Yukon Territory and Quebec, DES manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services as well as environmental consulting services to various customers.

Revenue from DES during 2018 was $9,298,000 (2017 - $9,232,000). The increase in revenue in 2018, as compared to 2017, was due to an increase in consulting revenues, partially offset by a decrease in activity at certain care and maintenance sites.

Management Services Agreement with UPC

Denison provides general administrative and management services to UPC. Management fees and commissions earned by Denison provide a source of cash flow to partly offset corporate administrative expenditures incurred by the Company during the year.

During 2018, revenue from the Company’s management contract with UPC was $2,013,000 (2017 - $1,806,000). The increase in revenues during 2018, compared to the prior year, was due to an increase in management fees earned based on UPC’s monthly net asset value (‘NAV’) as well as an increase in discretionary management fees, partially offset by a decrease in commission-based fees. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The increase in NAV-based management fees was due to the increase in the average fair value of UPC’s uranium holdings during the year ended December 31, 2018, compared to the prior year, resulting from both higher uranium spot prices and increased uranium holdings. The increase in discretionary fees was due to a $50,000 discretionary fee awarded to Denison during the second quarter of 2018. The decrease in commission-based fees was due to a decrease in uranium purchases by UPC during 2018, as compared to 2017. Denison earns a 1% commission on the gross value of UPC’s uranium purchases and sales.

MANAGEMENT’S DISCUSSION & ANALYSIS

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development costs, and may also include certain adjustments to the estimates of future reclamation liabilities at McClean Lake, Midwest and Elliot Lake.

Operating expenses in 2018 were $7,528,000 (2017 - $5,304,000). In 2018, operating expenses included depreciation of the McClean Lake mill of $3,264,000 (2017 - $3,895,000), as a result of processing approximately 18.0 million pounds U3O8 for the CLJV (2017 – 18.0 million pounds). The decrease in depreciation during 2018 was primarily driven by a reduction in the units-of-production depreciation rate due to an increase in the estimate of the future production to be processed through the mill.

In 2018, operating expenses also included development and other operating costs related to the MLJV of $3,893,000 (2017 – $1,336,000), predominantly due to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV. During 2018, the SABRE team continued engineering and procurement activities related to development of the mining equipment and high pressure pumping systems. In addition, four access holes were drilled and cased from surface to the top of the McClean North deposit. The holes will allow for mining of the orebody during the latter stages of the test mining program, currently scheduled to occur in 2020.

In 2018, the Company also recorded operating expenses related to an increase in the estimate of reclamation liabilities at Elliot Lake of $369,000 (2017 - $71,000). In 2018, the increase in the reclamation liability was due to an increase in labour cost estimates as well as changes in the long-term discount rate used to estimate the present value of the reclamation liability. Refer to REclamation Sites below for further detail.

Environmental Services

Operating expenses during 2018 totaled $8,211,000 (2017 - $8,230,000). The expenses relate primarily to care and maintenance and consulting services provided to clients, and include labour and other costs. The decline in operating expenses in 2018, compared to 2017, is predominantly due to a decrease in activity at certain care and maintenance sites.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During 2018, the Company continued to focus on its high priority projects in the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures in 2018 was $15,457,000 (2017 – $16,643,000). Exploration spending in Canada is seasonal, with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October) in the Athabasca Basin. During 2018, the Company’s exploration and evaluation expenditures decreased, primarily due to decreased exploration activity at Wheeler River, partially offset by increased evaluation activities at Wheeler River associated with the completion of the PFS in 2018, as well as increased activities at certain exploration pipeline properties, including the Hook-Carter and Waterbury Lake projects. The following table summarizes the activities that were completed during 2018.

CANADIAN EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership(1)	Drilling in metres (m)	Other activities
Wheeler River	90%(2)	39,555 (60 holes)	Mineral resource update, Completion of PFS
Waterbury Lake	65.92%(3)	13,110 (28 holes)	Mineral resource update, Geophysical surveys
Hook-Carter	80%(4)	6,960 (9 holes)	-
South Dufferin	100%	1,331 (9 holes)	-
Midwest	25.17%	4,709 (12 holes)	Mineral resource update
McClean Lake	22.5%	2,565 (9 holes)	-
Total		68,230 (127 holes)
(1)
The Company’s ownership as at December 31, 2018.
(2)
Denison increased its ownership of Wheeler River through the acquisition of 100% of Cameco’s ownership in the property effective October 26, 2018. See below for further details.
(3)
Denison earned an additional 1.70% interest in the Waterbury Lake property during 2018, earning 1.23% effective May 31, 2018 and an additional 0.47% effective October 31, 2018. Refer to RELATED PARTY TRANSACTIONS for further details.
(4)
The Company acquired an 80% ownership in the Hook-Carter project in November 2016 from ALX Uranium Corp. (‘ALX’) and has agreed to fund ALX’s share of the first $12.0 million in expenditures on the project. See below for further details.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s land position in the Athabasca Basin, as at December 31, 2018, is illustrated in the figure below. The Company’s Athabasca land package increased marginally during the fourth quarter of 2018, from 320,166 hectares (292 claims) to 320,834 hectares (292 claims), due to the acquisition of a claim contiguous with the Company’s South Dufferin property.

Denison Mines
Denison Mines' Athabasca Properties
December 31, 2018
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Torwalt Lake
Waterfound
McClean Lake Mill
Eagle Point
McClean Lake
Johnston Lake
Waterbury
Midwest
Rabbit Lake Mill
Cigar Lake
Waterbury Lake South
Candle
Packrat
Darby
Park Creek
Jasper Lake
West Bear
Hook-Carter
Epp Lake
Marten
Stevenson River
McArthur River
Wolverine
Arrow
Triple R
Mann Lake
Lynx
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Moon Lake
Centennial
Millennium
Bachman Lake
Perpete Lake
South Dufferin
Crawford Lake
Ford Lake
Brown Lake
Key Lake
50 km

Wheeler River Project

Project Highlights:

●
PFS results suggest Phoenix may become the lowest cost uranium mining operation globally

On September 24, 2018, the Company announced the results of the PFS for Wheeler River. The PFS was completed in accordance with NI 43-101 and is highlighted by the selection of the ISR mining method for the development of the Phoenix deposit, with an estimated average operating cost of $4.33 (USD$3.33) per pound U3O8.

The PFS considers the potential economic merit of co-developing the Phoenix and Gryphon deposits. The high-grade Phoenix deposit is designed as an ISR mining operation, with associated processing to a finished product occurring at a plant to be built on site at Wheeler River. The Gryphon deposit is designed as an underground mining operation, utilizing a conventional long hole mining approach with processing of mine production assumed at Denison’s 22.5% owned McClean Lake mill. Taken together, the project is estimated to have mine production of 109.4 million pounds U3O8 over a 14-year mine life, with a base case pre-tax NPV of $1.31 billion (8% discount rate), IRR of 38.7%, and initial pre-production capital expenditures of $322.5 million.

The base-case economic analysis assumes uranium sales are made at UxC’s annual estimated spot price (composite mid-point scenario in constant dollars) for mine production from the Phoenix deposit (from ~USD$29/lb U3O8 to USD$45/lb U3O8), and a fixed price for mine production from the Gryphon deposit (USD$50/lb U3O8).

MANAGEMENT’S DISCUSSION & ANALYSIS

Using the same price assumed for the project’s 2016 preliminary economic analysis (‘2016 PEA’), a fixed uranium price of USD$44/lb U3O8, the PFS plan produces a combined pre-tax project NPV of $1.41 billion – representing roughly 2.75 times the $513 million pre-tax project NPV estimated in the 2016 PEA. The 2016 PEA is disclosed in the report entitled ‘Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada, dated March 31, 2016.

The PFS was prepared on a project (100% ownership) and pre-tax basis. Denison completed an indicative post-tax assessment based on a 90% ownership interest, yielding a base case post-tax NPV of $755.9 million and post-tax IRR of 32.7%, with initial capital costs to Denison of $290.3 million.

●
Acquisition of Cameco’s Minority Interest in the WRJV

On October 26, 2018, Denison completed the acquisition of Cameco’s minority interest in the WRJV in exchange for the issuance of 24,615,000 shares of Denison. The agreement had been subject to certain rights of first refusal (‘ROFR’) in favour of JCU (Canada) Exploration Co. Ltd (‘JCU’). JCU waived its ROFR rights in respect of the purchase, and as a result, Denison acquired Cameco’s entire (then 23.92%) interest in the WRJV and increased the Company’s ownership interest in the WRJV to 90%.

●
The largest undeveloped uranium project in the eastern Athabasca Basin

Upon completion of the PFS and in accordance with NI 43-101 standards, the Company has declared the following mineral reserves and resources.

●
Probable mineral reserves of 109.4 million pounds U3O8 (Phoenix 59.7 million pounds U3O8 from 141,000 tonnes at 19.1% U3O8; Gryphon 49.7 million pounds U3O8 from 1,257,000 tonnes at 1.8% U3O8);

●
Indicated mineral resources (inclusive of reserves) of 132.1 million pounds U3O8 (1,809,000 tonnes at an average grade of 3.3% U3O8); plus

●
Inferred mineral resources of 3.0 million pounds U3O8 (82,000 tonnes at an average grade of 1.7% U3O8).

●
Potential for resource growth

The Gryphon deposit is a high-grade uranium deposit that belongs to a select group of large basement-hosted uranium deposits in the eastern Athabasca Basin, which includes Cameco’s Eagle Point mine and Millennium deposit, and Rio Tinto's Roughrider deposit. The Gryphon deposit remains open in numerous areas with significant potential for future resource growth. Priority target areas include down plunge and along strike of the A and B series lenses, and within the currently defined D series lenses, where additional high-grade shoots may exist.

In addition, very little regional exploration has taken place on the property in recent years, with drilling efforts focussed on Phoenix and Gryphon, which were discovered in 2008 and 2014 respectively. The property is host to numerous uranium-bearing lithostructural corridors which are under- or unexplored and have the potential for additional large, high-grade unconformity or basement hosted deposits. Exploration drilling is warranted along these corridors to follow-up on previous mineralized drill results, or to test geophysical targets identified from past surveys.

Further details regarding Wheeler River, including the estimated mineral reserves and resources and PFS, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ prepared by Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of this report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Wheeler River property location and basement geology map is provided below.

Evaluation Program

During 2018, Denison’s share of evaluation costs at Wheeler River amounted to $3,130,000 (2017 - $2,248,000), which related to work on the PFS as well as environmental activities.

PFS Activities

On September 24, 2018, Denison announced the results of the PFS for Wheeler River, and subsequently filed the PFS Technical Report on October 30, 2018.

MANAGEMENT’S DISCUSSION & ANALYSIS

PFS Highlights

●
Phoenix delivers exceptional operating costs and manageable initial capex with ISR

Mine life	10 years (6.0 million lbs. U3O8 per year on average)
Probable reserves(1)	59.7 million lbs. U3O8 (141,000 tonnes at 19.1% U3O8)
Average cash operating costs	$4.33 (USD$3.33) per lb. U3O8
Initial capital costs	$322.5 million
Base case pre-tax IRR(2)	43.3%
Base case pre-tax NPV8%(2)	$930.4 million
Base case price assumption	UxC spot price(3) (from ~USD$29 to USD$45/lb. U3O8)
Operating profit margin(4)	89.0% at USD$29/lb. U3O8
All-in cost(5)	$11.57 (USD$8.90) per lb. U3O8
(1)
See the PFS Technical Report for additional information regarding probable reserves;
(2)
NPV and IRR are calculated to the start of pre-production activities for the Phoenix operation in 2021;
(3)
Spot price forecast is based on “Composite Midpoint” scenario from UxC’s Q3’2018 Uranium Market Outlook (“UMO”) and is stated in constant (not-inflated) dollars;
(4)
Operating profit margin is calculated as uranium revenue less operating costs, divided by uranium revenue. Operating costs exclude all royalties, surcharges and income taxes;
(5)
All-in cost is estimated on a pre-tax basis and includes all project operating costs and capital costs, divided by the estimated number of pounds U3O8 to be produced.

●
Gryphon leverages existing infrastructure and provides additional low-cost production

Mine life	6.5 years (7.6 million lbs. U3O8 per year on average)
Probable reserves(1)	49.7M lbs. U3O8 (1,257,000 tonnes at 1.8% U3O8)
Average cash operating costs	$15.21 (USD$11.70) per lb. U3O8
Initial capital costs	$623.1 million
Base case pre-tax IRR(2)	23.2%
Base case pre-tax NPV8%(2)	$560.6 million
Base case price assumption	USD$50 per pound U3O8
Operating profit margin(3)	77.0% at USD$50/lb. U3O8
All-in cost(4)	$29.67 (USD$22.82) per lb. U3O8
(1)
See the PFS Technical Report for additional information regarding probable reserves;
(2)
NPV and IRR are calculated to the start of pre-production activities for the Gryphon operation in 2026;
(3)
Operating profit margin is calculated as uranium revenue less operating costs, divided by uranium revenue. Operating costs exclude all royalties, surcharges and income taxes;
(4)
All-in cost is estimated on a pre-tax basis and includes all project operating costs and capital costs, divided by the estimated number of pounds U3O8 to be produced.

●
Denison indicative post-tax results for Wheeler River (Phoenix and Gryphon) at 90% ownership

Initial capital costs	$290.3 million
Base case pre-tax IRR(1)	32.7%
Base case pre-tax NPV8%(1)	$755.9 million
(1)
NPV and IRR are calculated to the start of pre-production activities for the Phoenix operation in 2021;

●
Selection of ISR mining method for high-grade Phoenix deposit – Following the completion of the 2016 PEA, the Company evaluated 32 alternate mining methods to replace the high-cost Jet Bore Mining System assumed for the Phoenix deposit in the 2016 PEA. The suitability of ISR mining for Phoenix has been confirmed by significant work completed in the field and laboratory – including drill hole injection, permeability, metallurgical leach, agitation, and column tests. Results demonstrate high rates of recovery in both extraction (greater than 90%) and processing (98.5%) following a simplified flow sheet that precipitates uranium directly from the uranium bearing solution recovered from the wellfield, without the added costs associated with ion exchange or solvent extraction circuits.

●
Novel application of established mining technologies – Given the unique geological setting of the Phoenix deposit, straddling the sub-Athabasca unconformity in permeable ground, the project development team has combined the use of existing and proven technologies from ISR mining, ground freezing, and horizontal directional drilling to create an innovative model for in situ uranium extraction in the Athabasca Basin. While each of the technologies are well established, the combination of technologies results in a novel mining approach applicable only to deposits occurring in a similar geological setting to Phoenix – which now represents the first deposit identified for ISR mining in the Athabasca Basin.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Environmental advantages of ISR mining at Phoenix – The Company’s evaluation of the ISR mining method for Phoenix has also identified several significant environmental and permitting advantages, namely the absence of tailings generation, the potential for no water discharge to surface water bodies, and the potential to use the existing Provincial power grid to operate on a near zero carbon emissions basis. In addition, the use of a freeze wall, to encapsulate the ore zone and contain the mining solution used in an ISR operation, eliminates common environmental concerns associated with ISR mining and facilitates a controlled reclamation of the site. Taken together, the Phoenix operation has the potential to be one of the most environmentally friendly mining operations in the world. Owing largely to these benefits, consultation with regulatory agencies and stakeholder communities, to date, has been encouraging regarding the use of ISR mining.

Environmental and Sustainability Activities

During 2018, the Company continued with the community consultation and engagement process – ensuring the continuous engagement of stakeholders. This included meetings with community leadership and economic development groups, community townhall sessions and workshops as well as more informal correspondence.

After careful consideration of the PFS economic results, risks and opportunities associated with permitting and concurrent advancement of project engineering activities, the Company has decided to submit a Project Description (‘PD’) and initiate the EA process in early 2019 for the Phoenix ISR project. The permitting process of the Gryphon project will commence at a later date, in order to meet the PFS plan for first production of Gryphon ore by 2030. This staggered approach is expected to simplify the EA and permitting process for the Phoenix project and reduce the capital required to advance the project to a definitive development decision. Following completion of the PFS, drafting of the PD was initiated with submission of the document to federal and provincial authorities occurring in February 2019.

In 2018 the Company also continued environmental baseline data collection in key areas to better characterize the existing environment in the project area. This data will form the foundation of the environmental impact assessment for the project. The information will also be used in the design of various aspects of the project, including the location and layout of site infrastructure, the location for treated effluent discharge and fresh water intake, and the designs of water treatment plants, waste storage facilities, and other project activities interacting with the environment. Programs in progress and/or completed during the fourth quarter included:

●
Aquatic environment: assessment and data collection of surface water flow conditions (streamflow measurements, oxygen dynamics, hydroacoustic imaging, and eDNA) in key areas, including discharge location and downstream water bodies, and sampling and assaying of groundwater in the local and regional project area;

●
Terrestrial environment: additional surveys were completed to characterize the terrestrial environment for vegetation and wildlife including ungulates habitat and territory;

●
Waste rock geochemistry: ongoing sampling of waste rock run-off continues;

●
Atmospheric environment: collection of air quality measurements continues in order to gather information on pre-development atmospheric conditions; and

●
Groundwater sampling: sampling of groundwater from shallow wells in the project area.

Exploration Program

Denison’s share of exploration costs at Wheeler River amounted to $6,883,000 during the winter and summer 2018 diamond drilling programs (2017 - $9,340,000) for a total of 39,555 metres in 60 drill holes. Drilling statistics for 2018 are provided in the table below.

MANAGEMENT’S DISCUSSION & ANALYSIS

Target Areas		Completed Holes		Total Holes Completed	Total Meters
		Parent	Daughter(1)
Gryphon	Gryphon Northeast (E series lenses)	6	3	9	5,685.80
	Gryphon Northeast (A series lenses)	3	2	5	3,719.80
	Gryphon Southwest (D series lenses)	8	1	9	6,215.90
Gryphon Subtotal		17	6	23	15,621.50
Regional	K North	10	3	13	9,134.30
	K West	7	2	9	6,576.30
	K South	4	0	4	2,370.00
	Q South	6	0	6	3,306.00
	Q Central	5	0	5	2,547.00
Regional Subtotal		32	5	37	23,933.60
Total		49	11	60	39,555.10
1.
Drilled as subsurface ‘off-cut’ holes from surface ‘parent’ holes using a wedge followed by directional drilling.

Final assay results from the winter and summer drilling programs were received in May 2018 and November 2018, respectively, and were reported in Denison’s press release dated June 6, 2018 and Denison’s third quarter MD&A dated November 12, 2018. Highlight results for the 2018 drilling program are described as follows, with highlight assay results summarized in the table below. Location of the target areas are shown in the figure below.

Gryphon Exploration – Along Strike to the Northeast and Southwest

A total of 14 holes were completed during 2018 to the northeast of Gryphon to test for extensions to the A series lenses (basement) and the E series lenses (unconformity and upper basement). Drilling was undertaken as step-outs 50 or 100 metres immediately along strike of the Gryphon deposit lenses. Multiple uranium intercepts were obtained, including highlight assay results as follows:

●
Intercepts of upper basement mineralization extending the E series lenses along strike to the northeast by approximately 250 metres: 2.9% U3O8 over 1.5 metres in drill hole WR-696; 1.2% U3O8 over 1.5 metres in drill hole WR-709; and 0.29% U3O8 over 3.0 metres in drill hole WR-702; and
●
Intercept of basement mineralization extending the A series lenses down plunge to the northeast by approximately 200 metres: 0.85% U3O8 over 5.0 metres in drill hole WR-698, and 0.48% U3O8 over 2.5 metres in drill hole WR-703.

A total of nine drill holes were completed to the southwest of the Gryphon deposit to test for unconformity mineralization along the Basal Fault at the up plunge projection of the D series lenses. Results included the intersection of mineralization, in drill hole WR-722D1 (0.13% U3O8 over 1.5 metres), immediately below the unconformity. The continuity of significant sandstone structure and strong hydrothermal alteration over the 500 metres of strike length tested suggests further potential for unconformity mineralization associated with the Basal Fault. This target horizon is wide-open to the southwest and a priority target exists a further 400 metres to the southwest where previous drilling returned weak basement mineralization along the Basal Fault and 4.5% U3O8 over 4.5 metres (drill hole WR-597) at the intersection of the unconformity with the G-Fault.

The Gryphon deposit remains open in numerous areas and the results confirm the potential to expand the Gryphon mineral resource outside of the current extents of the deposit.

K North

During the winter 2018 drill program high-grade intercepts were obtained at the sub-Athabasca unconformity along the K North trend, to the northeast of Gryphon, from reconnaissance drill fences spaced 200 metres apart. Highlight results from the eight drill holes completed included 1.4% U3O8 over 5.5 metres in drill hole WR-704 (located 600 metres northeast of Gryphon) and 1.1% U3O8 over 3.0 metres in drill hole WR-710D1 (located 1 kilometre northeast of Gryphon). Follow-up drilling was undertaken during the summer 2018 program in five drill holes on the 200 metre-spaced drill fences, designed to extend the unconformity mineralization on section and along strike. Additional mineralization was intersected 600 metres northeast of Gryphon, including 0.15% U3O8 over 1.0 metre in drill hole WR-704D1. Further potential for mineralization exists, both at the unconformity and within the basement, between the 200 metre-spaced drill fences.

MANAGEMENT’S DISCUSSION & ANALYSIS

K West

The K West trend is a priority target area located approximately 500 metres west of the parallel K North trend, which hosts the Gryphon deposit. Previous drilling results, from 2016 and winter 2018, included significant structure and alteration, and associated weak uranium mineralization within the basement rocks along the K West fault zone. The summer 2018 drilling program, which included 3,222 metres in 5 drill holes in this area, was designed to test the K West fault zone at the sub-Athabasca unconformity on the northern portion of the trend. Highlight results include the intersection of uranium and base-metal mineralization at the unconformity, including 0.30% U3O8, 4.7% Co, 3.7% Ni and 0.55% Cu over one metre in drill hole WR-733D1, and 1.2% Cu and 0.49% Ni over six metres in drill hole WR-733D2.

The results are associated with significant structure and alteration in the overlying sandstone, as well as elevated uranium values, averaging 17 ppm uranium (partial digest ICP-MS), extending up to 100 metres above the unconformity. Further drilling is warranted to test this target horizon to the south, where up to five kilometres of strike length remains untested along the K West trend.

Q Central, Q South, K South

Regional exploration drilling was undertaken at Q Central (five drill holes), Q South (six drill holes) and at K South (four drill holes) to test geological and geophysical targets on a reconnaissance scale. Favourable geology, structure, alteration and anomalous geochemistry was encountered in all the target areas and follow-up drilling has been planned at Q South and K South for winter 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS

HIGHLIGHTS OF ASSAY RESULTS FOR WHEELER RIVER 2018 DRILL HOLES
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2,3	Target Area
WR-698	777.0	782.0	5.0	0.85	Gryphon A Lens
WR-703	806.5	809.0	2.5	0.48	Gryphon A Lens
WR-696	595.2	596.7	1.5	2.9	Gryphon E Lens
WR-709	580.6	582.1	1.5	1.2	Gryphon E Lens
WR-702	543.4	546.4	3.0	0.29	Gryphon E Lens
WR-722D1	592.0	593.5	1.5	0.13	Gryphon D Lens
WR-704	562.2	567.7	5.5	1.4	K North
WR-710D1	567.3	570.3	3.0	1.1	K North
WR-704D1	573.5	574.5	1.0	0.15	K North
WR-733D15	651.1	652.1	1.0	0.30	K West
1. U3O8 is the chemical assay of mineralized split core samples.
2. Composited above a cut-off grade of 0.05% U3O8.
3. Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4. True thickness of the mineralization is not yet determined.
5. The interval in WR-733D1 also contains 4.7% Co, 0.55% Cu 3.7% Ni and 9.9% As.

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Pipeline Properties

During 2018, the Company managed or participated in five other drilling exploration programs (three operated by Denison) on the Company’s pipeline properties, as reported in previous quarters. No Denison-operated field exploration programs were conducted during the fourth quarter of 2018, however, desk-top interpretations of 2018 results and planning activities for the 2019 work programs were carried out. Exploration pipeline property highlights for 2018 include the results of the Company’s exploration program at its Waterbury Lake and Hook-Carter properties, as described below.

Waterbury Lake

Denison’s Waterbury Lake project, which includes the J Zone and Huskie uranium deposits, is located within 20 kilometres of the McClean Lake mill, and is situated near the Roughrider, Midwest Main and Midwest A deposits. The project is the sole asset of the Waterbury Lake Uranium Limited Partnership (“WLULP”), which is owned by Denison (65.92%) and its project partner, Korea Waterbury Uranium Limited Partnership (‘KWULP’) (34.06%). The remaining 0.02% interest in the WLULP is held by the WLULP’s general partner, Waterbury Lake Uranium Corporation (jointly owned by Denison (60%) and KWULP (40%)). KWULP consists of a consortium of investors in which Korea Hydro & Nuclear Power (‘KHNP’) holds a majority position. KWULP elected not to fund the 2018 program and to dilute their ownership interest.

Total exploration costs incurred during 2018 were $3,275,000 (2017 – $2,043,000). While the Company is funding 100% of the project cost, it accounts for its ownership share of spending by the WLULP (65.92% effective October 31, 2018) as exploration expense during the period, and will ultimately account for the remainder of the expenditures as a mineral property addition related to the periodic cash contributions made by the Company to the WLULP, and the subsequent dilution of KWULP’s interest. Accordingly, Denison’s share of the exploration expenditures during 2018 were $2,120,000 (2017 – $1,296,000). Refer to TRANSACTIONS WITH RELATED PARTIES below for further details regarding the dilution of KHNP’s interest that occurred during the year.

Huskie Zone Drilling

The Huskie zone of high-grade basement-hosted uranium mineralization was discovered by Denison during the summer of 2017 and is located approximately 1.5 kilometres to the northeast of the property's J Zone uranium deposit.

A total of twenty-four drill holes were completed as part of the 2018 program, designed to extend the Huskie zone mineralization. Drilling was conducted as 50 metre step-outs from known mineralization (19 drill holes), and as larger 100 to 500 metres step-outs along strike to the west (five drill holes). Highlights from the 2018 drilling include basement intersections from the 50 metre step-outs from known mineralization, as summarized in the table below.

HIGHLIGHTS OF ASSAY RESULTS FOR 2018 HUSKIE DRILL HOLES
Hole Number	From (m)	To (m)	Length5 (m)	Grade (% U3O8)1,2,4
WAT18-452	405.5	409.5	4.0	0.18
and	416.0	417.0	1.0	0.10
and	419.5	425.5	6.0	4.5
including3	419.5	424.0	4.5	5.8
and	435.7	442.0	6.3	0.57
including3	438.0	439.0	1.0	1.9
WAT18-460A	303.0	304.0	1.0	0.62
WAT18-475A6	277.5	278.5	1.0	0.12
and6	285.5	286.5	1.0	0.15
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Intersection interval is composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3.
Intersection interval is composited above a cut-off grade of 1.0% U3O8.
4.
Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste.
5.
As the drill holes are oriented steeply toward the south-southeast and the mineralized lenses are interpreted to dip moderately to the north, the true thickness of mineralization is expected to be approximately 75% of the intersection lengths.
6.
Due to core loss, the interval is reported as radiometric equivalent U3O8 (“eU3O8”) derived from a calibrated total gamma downhole probe.

MANAGEMENT’S DISCUSSION & ANALYSIS

Mineral Resource Estimate for the Huskie Deposit

During the third quarter, upon completion of the summer 2018 drilling program, Denison completed a maiden mineral resource estimate for the Huskie basement-hosted uranium deposit, which was reviewed and audited by SRK in accordance with NI 43-101 and CIM Definitions (2014). Since its discovery in 2017, Denison has completed 28 drill holes at Huskie at a spacing of approximately 50 metres x 50 metres to define the deposit over a strike length of approximately 210 metres and dip length of up to 215 metres. The deposit has been interpreted to include three parallel, stacked lenses of mineralization (Huskie 1, Huskie 2 and Huskie 3) which vary in interpreted true thickness between approximately one and seven metres. The result of the 2017 and 2018 drilling campaigns at Huskie is an inferred mineral resource estimate of 5.7 million pounds of U3O8 (above a cut-off grade of 0.1% U3O8) based on 268,000 tonnes of mineralization at an average grade of 0.96% U3O8.

The mineral resource estimate, with an effective date of October 17, 2018, is fully disclosed in Denison’s third quarter MD&A and in the technical report titled “Technical Report with an Updated Mineral Resource Estimate for the Waterbury Lake Property, Northern Saskatchewan, Canada”. The technical report has an effective date of December 21, 2018 and is available under Denison's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, and on Denison's website. The report was authored by NI 43-101 Qualified Persons from Denison, SRK, SGS Geostat and GeoVector Management Inc.

The audited mineral resource statement for the Huskie deposit, and the combined estimated mineral resources for the Waterbury Lake project, with an effective date of October 17, 2018, is provided in the table below.

COMBINED MINERAL RESOURCES FOR THE WATERBURY LAKE PROJECT DATED OCTOBER 17, 2018
Deposit	Category	Zone	Tonnes	Grade (% U3O8)	lbs U3O8 (100% Basis)	Denison Share
						(lbs U3O8)
J Zone	Indicated	Unconformity	291,000	2.00	12,810,000	8,444,352
Huskie	Inferred	Basement - Huskie 1	81,455	0.34	612,417	403,705
		Basement - Huskie 2	178,303	1.28	5,047,356	3,327,217
		Basement - Huskie 3	8,294	0.15	27,136	17,888
	Total Indicated		291,000	2.00	12,810,000	8,444,352
	Total Inferred		268,053	0.96	5,686,909	3,748,810
1. Mineral resources are not mineral reserves and have not demonstrated economic viability. Mineral resources are reported at a cut-off grade of 0.1% U3O8 and at a long-term uranium price of USD$45 per pound.
2. Denison’s share of the Waterbury Lake project as at December 31, 2018 is 65.92%.
3. The mineral resource estimate for the J Zone deposit is unchanged from the September 6, 2013 estimate as detailed in the NI 43-101 technical report entitled “Mineral Resource Estimate on the J Zone Uranium Deposit, Waterbury Lake Property, dated September 6, 2013, by Allan Armitage, Ph.D., P.Geo, and Alan Sexton, M.Sc., P.Geo of GeoVector Management Inc.”

Regional Exploration Drilling

A total of four holes were completed during the summer 2018 program on regional targets at Waterbury lake approximately 2.5 to 3.0 kilometres to the northeast of the Huskie zone, where the regionally interpreted Midwest structure is projected to intersect the geologically favourable GB and Oban trends.

The regional exploration drilling was highlighted by two drill holes along the GB trend, completed approximately 100 metres apart on a north-south fence, which both intersected basement-hosted uranium mineralization, as provided in the table below. The mineralization occurred as structurally-controlled disseminations of uraninite (pitchblende) associated with massive clay replacement. The mineralization is contained within a 60 to 80 metre wide package of highly structured and strongly altered graphitic basement rocks.

MANAGEMENT’S DISCUSSION & ANALYSIS

HIGHLIGHTS OF ASSAY RESULTS FOR 2018 REGIONAL DRILL HOLES
Hole Number2	From (m)	To (m)	Length3 (m)	Grade (% U3O8)1
WAT18-478	262.5	263.5	1	0.43
WAT18-479	372.0	372.5	0.5	0.20
and	410.5	411.0	0.5	0.45
and	420.0	420.5	0.5	0.31
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Drill hole WAT18-478 and WAT18-479 were drilled on an azimuth of 0 degrees with dips of -72 degrees and -74 degrees, respectively.
3.
True thickness of the mineralization is estimated at approximately 70% of the intersection lengths.

Midwest Extension DCIP Resistivity Survey

The Company’s geological interpretation suggests the Midwest structure, which hosts the Midwest Main and Midwest A deposits on the Midwest property (25.17% Denison owned), may extend onto the Waterbury Lake property to the southwest of the Midwest Main deposit. A 2D DCIP resistivity survey comprising 28.8 kilometres (16 lines) was designed to map the possible extension of the Midwest structure on to the Waterbury Lake property and to define possible drill targets for future testing. The survey was completed during October 2018 and the data processed during the fourth quarter of 2018 – resulting in the identification of additional drill targets.

Hook-Carter

The Hook-Carter property consists of 80 claims covering 24,229 hectares and is located in the western portion of the Athabasca Basin. The project is highlighted by 15 kilometres of strike potential along the prolific Patterson Corridor – host to the Arrow deposit (NexGen Energy Ltd.), Triple R deposit (Fission Uranium Corp.), and Spitfire discovery (Purepoint Uranium Group Inc., Cameco, and Orano Canada), which occur within 8 to 20 kilometres of the property.  The property is significantly underexplored compared to other properties along this trend, with only five of eight historic drill holes located along the 15 kilometres of Patterson Corridor strike length.  The property also covers significant portions of the Derkson and Carter Corridors, which provide additional target areas. During 2018, an additional 3,707 hectares (35 claims) were acquired by staking and acquisition, which extended the prospective strike length of the Derksen Corridor up to 17 kilometres.

The property is owned 80% by Denison and 20% by ALX Uranium Corp. (‘ALX’). Denison has agreed to fund ALX's share of the first CAD$12M in expenditures (see Denison’s Press Releases dated October 13 and November 7, 2016). Total exploration costs incurred in 2018 were $2,818,000 (2017 – $2,063,000). As at December 31, 2018, the Company has spent $4,926,000 on the project since entering into the agreement with ALX.

As part of its ongoing reconnaissance exploration at Hook-Carter, Denison completed a winter and summer diamond drilling program during 2018 totalling 6,960 metres in nine holes. The 2018 drilling programs were designed to test an initial set of geophysical targets on a regional scale along 7.5 kilometres of the 15 kilometres of Patterson Corridor strike length at Hook-Carter. The nine holes completed successfully identified multiple prospective trends with geological features commonly associated with Athabasca Basin uranium deposits, including hydrothermal alteration in both the sandstone and the basement lithologies associated with graphitic basement structures.

South Dufferin

The South Dufferin project is a 100% Denison owned property comprising 15,698 hectares in 7 claims and is located immediately south of the southern margin of the Athabasca Basin in northern Saskatchewan. The property covers the southern extension of the Virgin River Shear Zone, which hosts known high-grade uranium mineralization at Cameco’s Dufferin Lake zone approximately 13 kilometres to the north (highlight of 1.73% U3O8 over 6.5 metres) and Cameco’s Centennial deposit approximately 25 kilometres to the north (includes intersections up to 8.78% U3O8 over 33.9 metres). The historical drill results are available on the Saskatchewan Mineral Assessment Database (SMAD) on the Government of Saskatchewan website. Exploration potential exists for basement-hosted uranium mineralization associated with the Dufferin Lake fault and parallel faults within the Virgin Lake Shear zone. A summer 2018 diamond drilling program was completed in mid-July 2018, which included 1,331 metres of diamond drilling in nine holes. The reconnaissance program was designed to test targets developed across the property from recent soil geochemical and ground electromagnetic surveys. The drill holes successfully intersected graphitic rocks, often associated with faulting, however, no radioactivity was encountered and only minor hydrothermal alteration was noted in two of the holes.

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-Operated Properties

During 2018, Orano Canada completed exploration programs on the Midwest and McClean Lake joint venture properties.

Midwest

The Midwest Project is a joint venture owned 25.17% by Denison, 69.16% by Orano Canada, and 5.67% by OURD (Canada) Ltd, with Orano Canada as the project operator. The project is host to the high-grade Midwest Main and Midwest A uranium deposits which lie along strike and within six kilometres of the J Zone deposit and Huskie discovery on Denison’s 65.92% owned Waterbury Lake project. Collectively, the Midwest and Waterbury deposits occur within close proximity to existing uranium mining and milling infrastructure – including provincial highways, powerlines, and Denison’s 22.5% owned McClean Lake mill. Total exploration costs incurred during 2018 were $1,251,000 (2017 - $nil) and Denison’s share of the exploration costs during 2018 was $315,000 (2017 - $nil).

Winter 2018 Drilling Program

The winter 2018 drill program comprised 4,709 metres in 12 completed diamond drill holes. Drilling was conducted on the Points North conductor (6 drill holes, 2,269 metres) to test exploration targets, and at Midwest Main (6 drill holes, 2,440 metres) to collect additional information from the unconformity-hosted mineralized zone and to test underlying basement targets. The drilling validated mineralization at the Midwest Main deposit (based on preliminary radiometric equivalent uranium results), but did not intersect any high-grade mineralization on the Points North conductor, or below the Midwest Main deposit within the basement.

Updated Mineral Resource Estimate

On March 27, 2018, Denison reported an updated mineral resource estimate for the Midwest Main and Midwest A deposits located on the Midwest property. Inferred mineral resources increased by 13.5 million pounds of U3O8 and currently total 18.2 million pounds of U3O8 (846,000 tonnes at 0.98% U3O8) above a cut-off grade of 0.1% U3O8. Indicated mineral resources increased by 2.1 million pounds of U3O8 and currently total 50.7 million pounds of U3O8 (1,019,000 tonnes at 2.3% U3O8) above a cut-off grade of 0.1% U3O8.

The updated mineral resource estimates were based on extensive work undertaken by Orano Canada to upgrade the project database, improve the geological models and estimate mineral resources using industry best-practice estimation procedures for high-grade Athabasca uranium deposits, in accordance with NI 43-101. This work included, but was not limited to; verification of grade data against historical records (Midwest Main and Midwest A), digitization of historical downhole gamma probe paper logs (Midwest Main), depth correction of downhole gamma probe data (Midwest Main and Midwest A), creation of new probe to grade correlations (Midwest Main and Midwest A), collection and analysis of samples for dry bulk density and derivation of a new grade to density regression formula (Midwest A), revised geological modelling based on the digitization and generalization of drill log descriptions and re-interpretation of geophysical surveys (Midwest Main and Midwest A), and incorporation of drill holes completed between September 2007 and December 2009 (Midwest A). The mineral resource estimates were reviewed and audited by SRK on behalf of Denison. An updated independent Technical Report was filed on SEDAR (www.sedar.com) concurrent with Denison’s press release dated March 27, 2018. The audited mineral resource statement prepared by SRK, with an effective date of March 9, 2018, is provided in the table below.

MANAGEMENT’S DISCUSSION & ANALYSIS

AUDITED MINERAL RESOURCE STATEMENT, MIDWEST PROJECT, SASKATCHEWAN, SRK CONSULTING (CANADA) INC., MARCH 9, 2018
Deposit	Category	Zone	Tonnes	Grade(% U3O8)	Million lbs U3O8 (100% Basis)	Million lbs U3O8 (Denison Share2)
Midwest Main	Indicated	Unconformity	453,000	4.00	39.94	10.05
	Inferred	Unconformity	257,000	1.36	7.71	1.94
		Perched	513,000	0.32	3.59	0.90
		Basement	23,000	0.38	0.18	0.05
Midwest A	Indicated	Low Grade	566,000	0.87	10.84	2.73
	Inferred	Low Grade	43,000	0.40	0.38	0.09
		High Grade	10,000	28.76	6.35	1.60
	Total Indicated		1,019,000	2.26	50.78	12.78
	Total Inferred		845,000	0.98	18.21	4.58

1.
Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at open pit resource cut-off grade of 0.1% U3O8 (0.085% U) and at a uranium price of USD$45 per pound.
2.
Based on Denison’s 25.17% ownership of the project.

McClean Lake

The McClean Lake project is a joint venture owned 22.5% by Denison, 70.0% by Orano Canada, and 7.5% by OURD (Canada) Ltd, with Orano Canada as the project operator. The project hosts the McClean mill in addition to unmined uranium deposits including Caribou, Sue D, Sue E and the McClean North pods. Total exploration costs incurred during 2018 were $1,317,000 (2017 - $1,048,000) and Denison’s share of the exploration costs during 2018 was $296,000 (2017 - $236,000).

A DCIP resistivity survey, comprising six lines (30 kilometres), was completed in August 2018 to define basement targets primarily along the Tent-Seal Fault which is known to host uranium mineralization. A follow-up diamond drilling program, comprising 2,565 metres in nine holes was completed in November 2018. No significant mineralization was intersected during the program.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $7,189,000 during 2018 (2017 - $7,680,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The decrease in general and administrative expenses during 2018 was predominantly the result of $1,534,000 in non-recurring project costs associated with the APG Arrangement that occurred in 2017. There were no similar significant project costs incurred in 2018. The decrease in project-related costs was partially offset by an increase in stock-based compensation expense.

IMPAIRMENT – MINERAL PROPERTIES

During 2018, the Company recognized an impairment expense of $6,086,000, due to the Company’s current intention to let claims on three of its Canadian properties lapse in the normal course. During 2017, the Company recorded an impairment reversal of $331,000, related to Moore Lake, based on an update to the estimated recoverable amount remaining to be received under an option agreement with Skyharbour Resources Ltd.

OTHER INCOME AND EXPENSES

During 2018, the Company recognized a loss of $5,865,000 in other income/expense (2017 – gain of $1,995,000). The loss in 2018 is predominantly due to losses on investments carried at fair value of $5,411,000 (2017 – gains of $2,417,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at end of the quarter. The loss recorded in 2018 was mainly due to unfavourable mark-to-market adjustments on the Company’s investments in common share purchase warrants of GoviEx Uranium Inc. (‘GoviEx’) and common shares of Skyharbour Resources Ltd. (2017 – favourable mark-to-market adjustments on the Company’s investments in GoviEx common share purchase warrants and the common shares of Skyharbour).

MANAGEMENT’S DISCUSSION & ANALYSIS

During the first quarter of 2017, the Company also recorded a gain of $899,000 related to the extinguishment of the off-market toll milling contract liability related to the CLJV toll milling arrangement. This liability was extinguished as a result of the Company entering into the APG Arrangement, whereby all revenues under the contract have been monetized. No similar transaction occurred in 2018.

During 2017, a foreign exchange loss of $853,000 was recognized. The loss during 2017 was due primarily to unfavourable fluctuations in foreign exchange rates impacting the revaluation of intercompany advances and debt. These intercompany balances were impaired in 2018, and as a result, the Company recognized negligible foreign exchange losses in the current year.

EQUITY SHARE OF INCOME FROM ASSOCIATES

During 2018, the Company recognized a gain of $277,000 from its equity share of its associate GoviEx (2017 – loss of $706,000). The gain in 2018 is due to an equity loss of $472,000 (2017 – equity loss of $1,015,000), based on the Company’s share of GoviEx’s net loss during the period, offset by a net dilution gain of $749,000 (2017 – dilution gain of $309,000) as a result of equity issuances completed by GoviEx, which reduced the Company’s ownership position in GoviEx from 20.68% at December 31, 2016, to 18.72% at December 31, 2017, and to approximately 16.21% at December 31, 2018. The Company records its share of income from associates a quarter in arrears, based on the most recent publicly available financial information, adjusted for any subsequent material publicly disclosed share issuance transactions that have occurred.

INCOME TAX RECOVERY AND EXPENSE

During 2018, the Company recorded an income tax recovery of $8,294,000 (2017 - $5,166,000). The increase in the income tax recovery in 2018 was due, in part, to the renunciation of tax attributes relating to flow through share issuances. The Company’s accounting policy for flow through shares results in the recognition of previously unrecognized tax assets upon the renunciation of tax attributes to investors in the year following the issuance of the flow through shares. The flow through share offering in 2017, renounced in 2018, was larger than the Company’s 2016 flow through offering, renounced in 2017, resulting in a larger deferred tax recovery in 2018. In addition, the increase in the tax recovery in 2018 was due to a reduction in taxable temporary differences related to property, plant and equipment, and an increase in deductible temporary differences related to both reclamation obligations and the APG arrangement.

DISCONTINUED OPERATIONS

During 2017, the Company recorded a loss on disposal of $109,000, due to additional transaction costs incurred for professional services related to sale of the African Mining Division to GoviEx in June 2016.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $23,207,000 at December 31, 2018 (December 31, 2017 – $3,636,000). At December 31, 2018, the company held no investments in GICs categorized as short term investments on the consolidated statement of financial position (December 31, 2017 - $37,807,000).

The increase in cash and cash equivalents of $19,571,000 was due to net cash provided by investing activities of $35,973,000 and net cash provided by financing activities of $4,549,000, partially offset by net cash used in operations of $20,951,000.

Net cash used in operating activities of $20,951,000 during 2018, was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

Net cash provided by investing activities of $35,973,000 consists primarily of the sale of GICs for $37,500,000.

Net cash provided by financing activities of $4,549,000 reflects the net proceeds received from the Company’s November 2018 private placement issuance of 4,950,495 flow through common shares at a price of $1.01, for gross proceeds of $5,000,000. The proceeds of the share offerings will be used to fund the Company’s Athabasca Basin exploration programs through to the end of 2019.

As at December 31, 2018, the Company has fulfilled its obligation to spend $14,499,790 on eligible Canadian exploration expenditures as a result of the issuance of the Tranche A and Tranche B flow-through shares in March 2017.

MANAGEMENT’S DISCUSSION & ANALYSIS

As at December 31, 2018, the Company has spent $253,000 towards its obligation to spend $5,000,000 on eligible Canadian exploration expenditures under the flow-through share financing completed in November 2018.

Refer to 2019 OUTLOOK below for details of the Company’s working capital requirements for the next twelve months.

Revolving Term Credit Facility

On January 29, 2019, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2020 (‘2019 Credit Facility’). Under the 2019 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2019 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2019 Credit Facility.

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2018:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Operating Leases and other commitments	$1,259	$319	$517	$229	$194

Reclamation Sites

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company’s reclamation liability, at December 31, 2018, is estimated to be $30,064,000, which is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. There can be no assurance, however, that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the Canadian Nuclear Safety Commission (‘CNSC’). In the fourth quarter of 2018, an adjustment of $369,000 was made to increase the reclamation liability to reflect the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites is funded from monies in the Elliot Lake reclamation trust fund. At December 31, 2018, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $3,120,000.

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. The most recent approved reclamation plan is dated March 2016 and the Company’s best estimate of its share of the present value of the total reclamation liability is derived from this plan. In the fourth quarter of 2018, the Company increased the liability by $625,000 to reflect changes in the expected timing of reclamation activities and the long-term discount rate used to estimate the present value of the reclamation liability. The majority of the reclamation costs are expected to be incurred between 2036 and 2054.

Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province of Saskatchewan. Under the March 2016 approved plan, the Company increased its financial assurance to $24,135,000, providing irrevocable standby letters of credit from BNS in favour of Saskatchewan’s Ministry of Environment. At present, to provide the required standby letters of credit, the Company is utilizing the full capacity of the 2019 Credit Facility and has committed an additional $135,000 with BNS as restricted cash collateral.

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL INSTRUMENTS

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2018	2017
(in thousands)	Category (1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$23,207	$3,636
Trade and other receivables	Category B		4,072	4,791
Investments
Debt instruments (GIC’s)	Category A	Level 2	-	37,807
Equity instruments (shares)	Category A	Level 1	2,007	2,833
Equity instruments (warrants)	Category A	Level 2	248	4,526
Restricted cash and equivalents
Elliot Lake reclamation trust fund Credit facility pledged assets Reclamation letter of credit collateral	Category B Category B Category B		3,120 9,000 135	3,049 9,000 135
			$41,789	$65,777

Financial Liabilities:
Account payable and accrued liabilities	Category C		5,554	5,756
Debt obligations	Category C		-	-
			$5,554	$5,756
Notes:
1.
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; Category C=Financial liabilities at amortized cost.

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and cash equivalents, debt instruments and restricted cash and cash equivalents is limited by dealing with credit worthy financial institutions. The Company’s trade and other receivables balance relates to a small number of customers who are considered credit worthy and with whom the Company has established a relationship through its past dealings.

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and equivalents and debt instruments and its access to credit facilities and capital markets, if required.

The Company's investments that are designated as financial assets at fair value through profit or loss have resulted in other expense of $5,411,000 during 2018 (2017 – other income of $2,417,000). See OTHER INCOME AND EXPENSES above for further details.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC, which was renewed in 2016 with an effective date of April 1, 2016 and a term of three years. Under the current agreement, Denison receives the following fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following amounts were earned from UPC for the years ended:

	Year Ended	Year Ended
	December 31,	December 31,
(in thousands)	2018	2017

Management Fee Revenue
Base and variable fees	$1,739	$1,438
Discretionary fees	50	-
Commission fees	224	368
	$2,013	$1,806

At December 31, 2018, accounts receivable includes $303,000 (December 31, 2017 – $481,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’) and KHNP

In connection with KEPCO’s investment in Denison in June 2009, KEPCO and Denison were parties to a strategic relationship agreement. In December 2016, Denison was notified that KEPCO’s indirect ownership of Denison’s shares had been transferred from an affiliate of KEPCO to an affiliate of KEPCO’s wholly-owned subsidiary, KHNP. In September 2017, Denison and KHNP’s affiliate, KHNP Canada Energy Ltd. (‘KHNP Canada’) entered into an amended and restated strategic relationship agreement, in large part providing KHNP Canada with the same rights as those previously given to KEPCO under the prior agreement, including entitling KHNP Canada to: (a) subscribe for additional common shares in Denison’s future public equity offerings; (b) a right of first opportunity if Denison intends to sell any of its substantial assets; (c) a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (d) a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at December 31, 2018, KHNP, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 9.89%. KHNP Canada is the holder of the majority of these Denison shares.

KHNP Canada is also the majority member of the KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property. At December 31, 2018, WLUC was owned by Denison (60%) and KWULP (40%) and the partnership interests in WLULP were Denison (65.92%), KWULP (34.06%) and WLUC, as general partner (0.02%). When a spending program is approved, each of Denison and KWULP is required to fund WLUC and KWULP based upon its respective ownership interests or be diluted accordingly. Generally, spending program approval requires 75% of the limited partners’ voting interest.

In January 2014, Denison agreed to allow KWULP to defer a decision regarding its funding obligation to WLUC and WLULP until September 30, 2015 and to not be immediately diluted as per the dilution provisions in the relevant agreements (“Dilution Agreement”). Instead, under the Dilution Agreement, dilution would be delayed until September 30, 2015 and then applied in each subsequent period, if applicable, in accordance with the original agreements. In exchange, Denison received authorization to approve spending programs on the property, up to an aggregate $10,000,000, until September 30, 2016 without obtaining approval from 75% of the voting interest. Under subsequent amendments, Denison and KWULP have agreed to extend Denison’s authorization under the Dilution Agreement to approve program spending up to an aggregate $15,000,000 until December 31, 2019.

In 2017, Denison funded 100% of the approved fiscal 2017 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 63.01% to 64.22%, in two steps, which has been accounted for using effective dates of May 31, 2017 and August 31, 2017. The increased ownership interest resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $779,000

In 2018, Denison funded 100% of the approved fiscal 2018 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 64.22% to 65.92%, in two steps, which has been accounted for using effective dates of May 31, 2018 and October 31, 2018. The increased ownership interest resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $1,141,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
On December 12, 2018, the Company lent $250,000 to GoviEx pursuant to a credit agreement between the parties. The loan is unsecured, bears interest at 7.5% per annum and is payable on demand at any time that is 60 days after the lending date.

●
During 2018, the Company incurred investor relations, administrative service fees and other expenses of $209,000 (2017 – $186,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2018, an amount of $nil (December 31, 2017 – $nil) was due to this company.

●
During 2018, the Company incurred office expenses of $81,000 (2017 - $60,000) with Lundin S.A, a company which provides office and administration services to the former executive chairman, other directors and management of Denison. The agreement for the office and administration services was terminated effective September 30, 2018. At December 31, 2018, an amount of $nil (December 31, 2017 – $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended December 31,	Year Ended December 31,
(in thousands)	2018	2017

Salaries and short-term employee benefits	$(1,759)	$(1,670)
Share-based compensation	(1,522)	(1,104)
	$(3,281)	$(2,774)

The increase in key management compensation is predominantly driven by an increase in stock-based compensation relating to the cost of awards issued to key management personnel during the year under the Company’s new share unit plan.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Bank of Nova Scotia Credit Facility Renewal

On January 29, 2019, the Company entered into an agreement with the BNS to extend the maturity date of the 2018 facility. Under the 2019 Credit Facility, the maturity date has been extended to January 31, 2020 and the Company continues to have access to credit up to $24,000,000 whose use is restricted to non-financial letters of credit in support of reclamation obligations. All other terms of the 2019 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged from those of the 2018 facility.

The 2019 Credit Facility is subject to letter of credit and standby fees of 2.40% (0.40% on the first $9,000,000) and 0.75% respectively.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTSTANDING SHARE DATA

At March 7, 2019, there were 589,128,908 common shares issued and outstanding, stock options outstanding for 13,004,193 Denison common shares, 3,400,432 share units, which will be converted to Denison common shares when they vest, and 1,673,077 share purchase warrants outstanding for a total of 607,206,610 common shares on a fully-diluted basis.

On March 8, 2018, the Board approved the adoption of the fixed number share unit plan (the ‘Share Unit Plan’), providing for the issuance from treasury of up to 15,000,000 common shares on settlement of share units issued thereunder, and the grant of an aggregate of 2,200,000 performance share units (‘PSUs’) and 1,299,432 restricted share units (‘RSUs’) under the Share Unit Plan. Shareholder approval was obtained for the Share Unit Plan as well as the initial grants thereunder at the Annual General and Special Meeting of Shareholders held on May 3, 2018. For accounting purposes, the share units were regarded as granted upon receipt of shareholder approval.

OUTLOOK FOR 2019

Denison’s plans for 2019 continue to focus on the activities necessary to position the Company as the next uranium producer in Canada. Accordingly, the 2019 budget is focused on the advancement of Wheeler River through the EA process and the necessary de-risking ahead of the completion of a feasibility study.

(‘000)	2019 BUDGET(2)
Canada Mining Segment
Mineral Sales	970
Development & Operations	(3,640)
Mineral Property Exploration & Evaluation	(12,350)
(15,020)
DES Segment
DES Environmental Services	1,520
1,520
Corporate and Other Segment
UPC Management Services	1,920
Corporate Administration & Other	(5,170)
(3,250)
Total(1)	$ (16,750)
Notes:
1.
Only material operations shown.
2.
The budget is prepared on a cash basis.

Mineral Sales

Denison’s revenue from the sale of approximately 26,000 pounds of U3O8 currently held in inventory, is budgeted to be $1.0 million.

Development & Operations

In 2019, Denison’s share of operating and capital expenditures at the Orano Canada operated McClean Lake and Midwest joint ventures are budgeted to be $2.6 million. The large majority of the operating expenditures relate to McClean, including $2.3 million in respect of Denison’s share of the 2019 budget for the advancement of the SABRE mining method. The 2019 SABRE program includes the engineering and fabrication of the mining equipment and pipe to be used during the test mining process. In order to accommodate the time required to complete this process, the test mining activities originally planned by Orano Canada for 2019 have been delayed until 2020.

The 2019 operating expenditures are also expected to include $800,000 for reclamation expenditures related to Denison’s legacy mine sites in Elliot Lake.

MANAGEMENT’S DISCUSSION & ANALYSIS

Mineral Property Exploration & Evaluation

The budget for exploration and evaluation activities in 2019 is approximately $12.4 million (Denison’s share). Including partner’s share of expenses, the projected 2019 exploration and evaluation work program is budgeted to be $13.4 million. The exploration program is expected to include approximately 25,000 metres of drilling across three of Denison’s high priority projects, namely Wheeler River, Waterbury Lake and Hook-Carter. The majority of the exploration activity will occur during the winter months, resulting in higher levels of expenditures in the first quarter of 2019. See Denison’s press release dated January 9, 2019 for further details regarding the 2019 exploration program.

Evaluation activities are expected to continue at Wheeler River throughout the year.

Wheeler River

A $10.3 million budget (100% basis) has been approved for Wheeler River. The budget includes exploration expenditures of $3.2 million and evaluation expenditures of $7.1 million. Denison’s share of the budget is expected to be $9.3 million, consistent with the Company’s 90% ownership interest.

Evaluation

The 2019 evaluation program includes the initiation of the EA process, as well as engineering studies and related programs required to advance the high-grade Phoenix deposit as an ISR mining operation. Engineering studies during 2019 will include ISR wellfield testing, the initiation of metallurgical ISR pilot plant testing, Gryphon optimization studies, and third party reviews of the Phoenix engineering plans. In addition, following the submission of a PD in February 2019 to the Federal and Provincial regulatory authorities, the multi-year EA, consultation, and permitting process for the project has been initiated and activities in 2019 will support progress on the EA.

Exploration

Following the completion of the PFS in the third quarter of 2018, and given the highly encouraging results from the proposed Phoenix ISR operation, the planned 2019 exploration drilling program will be focused on initial testing of regional targets at the sub-Athabasca unconformity, with the potential to discover additional ISR amenable uranium deposits. Potential for basement hosted uranium mineralization will not be ignored where opportunities also exist to evaluate prospective basement targets. High priority regional target areas planned for testing in 2019 include K West, M Zone, K South, Gryphon South, Q South (East), and O Zone.

The 2019 Wheeler River exploration budget totals $3.2 million (100% basis) and includes approximately 13,500 metres of diamond drilling in 23 holes. Drilling activities commenced early January 2019 for the winter season, which will be followed by a results-driven summer drilling program – providing a staged-approach to target evaluation.

Exploration Pipeline Properties

Denison remains active on high potential exploration pipeline projects – each assessed to have the potential to deliver a meaningful discovery of new uranium mineralization.

Denison-Operated Projects

Exploration drill programs, to be operated by Denison, are planned on the Waterbury Lake and Hook-Carter projects during the winter of 2019.

■
Waterbury Lake Project

The 2019 exploration program is focused on continued drill testing of priority target areas associated with the regional Midwest Structure, including follow-up on the GB Trend, and initial testing of the Oban South Trend and Midwest Extension area. Within the Midwest Extension area, to the southwest of the Midwest deposits, drill targets have been identified from a DCIP resistivity completed during the fall of 2018. Additional target areas include GB Northeast (electromagnetic target) and the Waterbury East claim (follow-up of an historic mineralized intersection of 0.32% U3O8 over 1.1 metres in drill hole WAT07-008).

The 2019 Waterbury Lake budget totals $1.8 million (100% basis) which includes approximately 7,300 metres of diamond drilling in 18 holes. The results-driven drilling program is expected to be completed during the winter season, and will be funded by Denison, as KWULP has elected to continue to dilute their interest in the project.

MANAGEMENT’S DISCUSSION & ANALYSIS

■
Hook-Carter Project

A $1.4 million (100% basis) diamond drilling program, consisting of approximately 3,900 metres in 6 holes, is planned for winter 2019. The program is designed to complete the first phase of reconnaissance exploration along 7.5 kilometres of the Patterson Corridor. The drill targets include both electromagnetic (“EM”) and resistivity targets from the 2017 ground surveys, which are coincident with positive exploration vectors identified from a detailed geochemical and clay analysis of the 2018 drilling results. Completion of these targets, in addition to the targets drilled in 2018, will result in a widely-spaced drill hole coverage, with an approximate 1,200 metre spacing along strike, on the southwestern portion of the Patterson Corridor at Hook-Carter – providing a first pass evaluation and a valuable regional dataset to enable prioritization of follow-up drilling. The 2019 exploration program will be funded 100% by Denison as part of its agreement to fund ALX's 20% share of the first $12 million in expenditures on the project (see above, as well as Denison’s Press Releases dated October 13 and November 7, 2016).

Non-Operated Projects

Denison has elected not to fund its 14.4% share of the $1.6 million diamond drilling program planned for the Waterfound River Project in 2019. The Waterfound River project is a joint venture between Orano Canada (53.98%), JCU (31.60%) and Denison (14.42%). Orano Canada is the operator of the project.

MANAGEMENT AND ENVIRONMENTAL SERVICES

Net management fees for 2019 from the management services agreement with UPC are budgeted at $1.9 million. A portion of the management fees earned from UPC are based on UPC’s net asset value, and are therefore dependent upon the uranium spot price. Denison’s budget for 2019 assumes a uranium spot price of USD$28.75 per pound U3O8. Each USD$2 per pound U3O8 increase is expected to translate into approximately $0.1 million in additional management fees to Denison. While the term of the management services agreement with UPC ends March 31, 2019, the 2019 budget has been prepared with the assumption that the contract will be renewed.

Revenue from operations at DES during 2019 is budgeted to be $10.0 million, with operating, overhead, and capital expenditures budgeted to be $8.5 million, resulting in a net contribution of approximately $1.5 million.

CORPORATE ADMINISTRATION AND OTHER

Corporate administration expenses are budgeted to be $5.2 million in 2019 and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

In addition to Corporate administration expenses in 2019, letter of credit and standby fees relating to the 2019 Credit Facility are expected to be approximately $400,000, which is expected to be more than offset by interest income on the Company’s cash and short-term investments.

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s ‘disclosure controls and procedures’ (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2018.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

There has not been any change in the Company’s internal control over financial reporting that occurred during 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION & ANALYSIS

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

Determination of a mineral property being sufficiently advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors, including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

Mineral property impairment reviews and impairment adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

Deferred revenue – pre-sold toll milling

In February 2017, Denison closed the APG Arrangement, pursuant to which Denison monetized its right to receive future toll milling cash receipts from July 1, 2016 onwards from the MLJV under the current toll milling agreement with the CLJV (see note 14 in the audited consolidated financial statements) for an up-front cash payment. The arrangement consisted of a loan structure and a stream arrangement (collectively, the “APG Arrangement”). Significant judgement was required to determine whether the APG Arrangement should be accounted for as a financial obligation (i.e. debt) or deferred revenue.

Key factors that support the deferred revenue conclusion reached by management include, but are not limited to: a) Limited recourse loan structure – amounts due to APG are generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U3O8 from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake toll milling agreement; and b) No warranty of the future rate of production - no warranty is provided by Denison to APG regarding the future rate of production at the Cigar Lake mine and / or the McClean Lake mill, or the amount and / or collectability of cash receipts to be received by the MLJV in respect of toll milling of Cigar Lake ore.

Deferred Revenue – pre-sold toll milling – revenue recognition

Pursuant to the APG Arrangement, Denison received a net up-front cash payment of $39,980,000 which has been accounted for as a deferred revenue liability as at the transaction close date (see note 14 in the audited consolidated financial statements).

MANAGEMENT’S DISCUSSION & ANALYSIS

Under IFRS 15, the Company is required to recognize a revenue component and a financing component as it draws down the deferred revenue associated with the APG Arrangement over the life of the specified toll milling production included in the APG Arrangement. In estimating both of these components, the Company is required to make assumptions relating to the future toll milling production volume associated with Cigar Lake Phase 1 and 2 ore reserves and resources (to end of mine life) and estimates of the annual timing of that production. Changes in these estimates affect the underlying production profile which in turn affects the average toll milling drawdown rate used to recognize revenue.

When the average toll milling drawdown rate is changed, the impact is reflected on a life-to-date production basis with a retroactive adjustment to revenue recorded in the current period. Going forward, each time the Company updates its estimates of the underlying production profile for the APG Arrangement (typically in the quarter that information relating to Cigar Lake uranium resource updates and / or production schedules becomes publicly available), retroactive adjustments to revenue will be recorded in the period that the revised estimate is determined – such adjustments, which are non-cash in nature, could be material.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists and typically involve identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

PENDING CHANGE IN ACCOUNTING POLICY AND NEW ACCOUNTING PRONOUNCEMENTS

Accounting Standards Issued But Not Yet Applied

The Company will adopt the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2019:

International Financial Reporting Standard 16, Leases (‘IFRS 16’)

IFRS 16 requires lessees to recognize assets and liabilities for most leases. Under current standards, the Company expenses its lease payments. Application of IFRS 16 is mandatory for reporting periods beginning on or after January 1, 2019. The Company expects the adoption of IFRS 16 to result in the following: a) increased reported assets and liabilities; b) increased depreciation and accretion expense and decreased lease expense within the statement of income (loss); and c) decreased cash outflows from operations and increased cash outflows from financing as lease payments will be recorded as financing outflows in the cash flow statement. Assessments of the magnitude of the above impacts of adopting the standard are ongoing.

MANAGEMENT’S DISCUSSION & ANALYSIS

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares (the ‘Shares’), including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise in the future that are currently not foreseen by management of Denison, which may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Speculative Nature of Exploration and Development

Exploration for minerals and the development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, many of Denison’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s uranium deposits are commercially mineable.

Imprecision of Mineral Reserve and Resource Estimates
Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated quantities of uranium are in the ground and could be produced or that Denison will receive the prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the Company’s estimates of mineral reserves and mineral resources are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Risks of, and Market Impacts on, Developing Mineral Properties

Denison’s current and future uranium production is dependent in part on the successful discovery and development of new ore bodies and/or revival of previously existing mining operations. It is impossible to ensure that Denison’s current exploration and development programs will result in profitable commercial mining operations. Where the Company has been able to estimate the existence of mineral resources and mineral reserves, such as for the Wheeler River project, substantial expenditures are still required to establish economic feasibility for commercial development and to obtain the required environmental approvals, permitting and assets to commence commercial operations.

Development projects are subject to the completion of successful feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits, and the availability of adequate financing. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically cyclical.

Denison is currently preparing to undertake a feasibility study for Wheeler River. Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and mineral resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Particularly for development projects, estimates of mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and economic assessments and technical studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of uranium from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.

MANAGEMENT’S DISCUSSION & ANALYSIS

The decision as to whether a property, such as Wheeler River, contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense and risk. Economic analyses and feasibility studies derive estimates of capital and operating costs based upon many factors, including, among others: mining method selection, anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; and expected recovery rates of the uranium from the ore; and alternate mining methods.

It is not unusual in the mining industry for new mining operations to take longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated. Any of the following events, among others, could affect the profitability or economic feasibility of a project: unexpected problems during the start-up phase delaying production, unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power and water, unanticipated transportation costs, government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in uranium prices, and accidents, labour actions and force majeure events.

The ability to sell and profit from the sale of any eventual mineral production from a property will be subject to the prevailing conditions in the applicable marketplace at the time of sale. The demand for uranium and other minerals is subject to global economic activity and changing attitudes of consumers and other end-users’ demand. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long term viability of Denison and its operations.

Risks Associated with the Selection of Novel Mining Methods

As disclosed in the Wheeler PFS Report, Denison has selected the ISR mining method for production at the Phoenix deposit. While test work completed to date indicates that ground conditions and the mineral reserves estimated to be contained within the deposit are amenable to extraction by way of ISR, actual conditions could be materially different from those estimated based on the Company’s technical studies completed to-date. While best practices have been utilized in the development of its estimates, actual results may differ significantly. Denison will need to complete substantial additional work to further advance and/or confirm its current estimates and projections for development to the level of a feasibility study. As a result, it is possible that actual costs and economic returns of any mining operations may differ materially from Denison’s best estimates.

Dependence on Obtaining Licences and other Regulatory and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial and state governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations is currently, and has historically, increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, including whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time.

The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which involve multiple governmental agencies. Environmental and regulatory review has become a long, complex and uncertain process that can cause potentially significant delays. In addition, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.

The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its projects and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be obtained or renewed on acceptable terms or in a timely manner. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have.

Failure to comply with applicable laws, regulations and permitting requirements, even inadvertently, may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Consultation Matters and Engagement with Canada’s First Nations

First Nations and Métis title claims may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. Consultation with, and consideration of other rights of, affected aboriginal peoples during the project permitting process may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the timetable and costs of development of the Company’s projects.

The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.

The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptions to the Company’s exploration, development and production plans, and could have a significant adverse impact on the Company’s share price and financial condition.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to pursue its development plans is dependent upon receipt of, and compliance with, additional permits, licences and approvals. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Denison's operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison's operations. Such actions could have an adverse effect on Denison's ability to advance its projects and, as a result, on its financial position and results.

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Demand and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is relatively small compared to other minerals, competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. For example, the supply and marketing of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies.

In the United States, certain uranium producers filed a petition with the US DOC to investigate the import of uranium into the US under Section 232 of the 1962 Trade Expansion Act. The DOC agreed to investigate the issue and its findings will be presented to the President of the United States, whom, under Section 232, is empowered to use tariffs or other means to adjust the imports of goods or materials from other countries if it deems the quantity or circumstances surrounding those imports to threaten national security. It is expected that the findings by the DOC, as well as an ultimate decision on whether a remedy will be imposed and what it will look like, will be made by the US President in the second half of 2019. The uncertainty surrounding this trade action is believed to have impacted the uranium purchasing activities of nuclear utilities, especially in the US, and consequently negatively impacted the market price of uranium and the uranium industry as a whole. Depending on the outcome of the trade action, there is the potential for this to have further negative impacts on the uranium market globally.

Restrictive trade agreements, governmental policies and/or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are currently the largest markets for uranium in the world, as well as the future of supply to developing markets, such as China and India. If substantial changes are made to the regulations affecting global marketing and supply, the Company’s business, financial condition and results of operations may be materially adversely affected.

Volatility and Sensitivity to Market Prices

The value of the Company’s mineral resources, mineral reserves and estimates of the viability of future production for its projects is heavily influenced by long and short term market prices of U3O8. Historically, these prices have seen significant fluctuations, and have been and will continue to be affected by numerous factors beyond Denison’s control. Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers. Uranium prices failing to reach or sustain projected levels can impact operations by requiring a reassessment of the economic viability of the Company’s projects, and such reassessment alone may cause substantial delays and/or interruptions in project development, which could have a material adverse effect on the results of operations and financial condition of Denison.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Technical advancements in, and government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Sustained lower prices of alternate forms of energy may result in lower demand for uranium concentrates.

Current estimates project increases in the world’s nuclear power generating capacities, primarily as a result of a significant number of nuclear reactors that are under construction, planned, or proposed in China, India and various other countries around the world. Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Intensive Industry and Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines and facilities requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary to fund the substantial capital that is typically required in order to bring a mineral project, such as Wheeler River, to a production decision or to place a property, such as Wheeler River, into commercial production. Similarly, there is uncertainty regarding the Company’s ability to fund additional exploration of the Company’s projects or the acquisition of new projects. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, and failure to obtain such additional financing could result in the delay or indefinite postponement of the Company’s exploration, development or other growth initiatives.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison's securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports and/or news releases. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison's securities; the size of Denison's public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison's securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison's securities to be delisted from an exchange. If an active market for the securities of Denison does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dilution from Further Equity Financing

While active in exploring for new uranium discoveries in the Athabasca Basin region, Denison’s present focus is on advancing Wheeler River to a development decision, with the potential to become the next large scale uranium producer in Canada. Denison will require additional funds to further such activities. If Denison raises additional funding by issuing additional equity securities, such financing would substantially dilute the interests of Shareholders and could reduce the value of their investment.

Reliance on Other Operators

At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, Orano Canada is the operator and majority owner of the McClean Lake and Midwest joint ventures in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. Orano Canada, as the operator, is responsible for most operational and production decisions and all dealings with unionized employees. Orano Canada may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Similarly, Orano Canada is responsible for all licensing and dealings with various regulatory authorities. Orano Canada maintains the regulatory licences in order to operate the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. Any lengthy work stoppages or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

MANAGEMENT’S DISCUSSION & ANALYSIS

Reliance on Contractors and Experts

In various aspects of its operations, Denison relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while Denison emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Denison or otherwise operating on Denison’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the acquisition of International Enexco Ltd, the acquisition of Fission Energy Corp., the acquisition of JNR Resources Inc., the sale of its mining assets and operations located in the United States to Energy Fuels Inc., the sale of its mining assets and operations located in Mongolia to Uranium Industry a.s., the sale of its mining assets and operations located in Africa to GoviEx, the optioning of the Moore Lake property to Skyharbour, the acquisition of an 80% interest in the Hook-Carter property from ALX, the acquisition of an interest in the Moon Lake property from CanAlaska, entering into the APG Transaction and the acquisition of Cameco’s interest in the WRJV. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Shares.

Inability to Expand and Replace Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River and Waterbury Lake projects are Denison’s material future sources of uranium production. Unless other mineral reserves or resources are discovered or acquired, Denison’s sources of future production for uranium concentrates will decrease over time when its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production or that they will be able to replace production in future years.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Participants in the mining business include large established companies with long operating histories. In certain circumstances, the Company may be at a disadvantage in acquiring new properties as competitors may have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the Canadian federal, provincial and local governments, as well as by First Nations and Métis.

There is also a risk that Denison's title to, or interest in, its properties may be subject to defects or challenges. If such defects or challenges cover a material portion of Denison's property, they could have a material adverse effect on Denison's results of operations, financial condition, reported mineral reserves and resources and/or long-term business prospects.

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Financial Conditions

Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. The health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. These increased levels of volatility and market turmoil could adversely impact Denison's operations and the trading price of the Shares.

Ability to Maintain Obligations under the 2019 Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the 2019 Credit Facility. Denison is also subject to a number of restrictive covenants under the 2019 Credit Facility and the APG Transaction, such as restrictions on Denison’s ability to incur additional indebtedness and sell, transfer of otherwise dispose of material assets. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison's control, which could cause Denison to fail to satisfy its obligations under the 2019 Credit Facility, APG Transaction or other debt instruments. In such circumstances, the amounts drawn under Denison's debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The 2019 Credit Facility and APG Transaction are secured by DMI's main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the 2019 Credit Facility, APG Transaction or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison's assets.

Change of Control Restrictions

The APG Transaction and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries. In the event that consent is required from our counterparty and our counterparty chooses to withhold its consent to a merger or acquisition, then such party could seek to terminate certain agreements with Denison, including certain agreements forming part of the APG Transaction, or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects. If applicable, these restrictive contractual provisions could delay or discourage a change in control of our company that could otherwise be beneficial to Denison or its shareholders.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the security requirements are periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

MANAGEMENT’S DISCUSSION & ANALYSIS

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities in which it has an interest, personal injury or death, environmental damage, delays in or interruption of or cessation of exploration, development, production or processing, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium exploration, mining and processing, as applicable, additional costs and risks are incurred by Denison and its joint venture partners on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Anti-Bribery and Anti-Corruption Laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Climate Change

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees and contractors. In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures, affecting the Company’s winter exploration programs at certain of its material projects. Any of such events could result in material economic harm to Denison.

The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, environmental impacts from mineral exploration and mining activities are inevitable. Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on Denison’s financial condition or results of operations.

Information Systems and Cyber Security

The Company's operations depend upon the availability, capacity, reliability and security of its information technology (IT) infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. Denison relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event actually occurs, the Company’s continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

MANAGEMENT’S DISCUSSION & ANALYSIS

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems; however these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

Conflicts of Interest

Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison. The directors and officers of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and, where applicable for directors, to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Ontario Business Corporations Act (‘OBCA’).

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Potential Influence of KEPCO and KHNP

Effective December 2016, KEPCO indirectly transferred the majority of its interest in Denison to KHNP Canada. Denison and KHNP Canada subsequently entered into the KHNP SRA (on substantially similar terms as the original strategic relationship agreement between Denison and KEPCO), pursuant to which KHNP Canada is contractually entitled to Board representation. Provided KHNP Canada holds over 5% of the Shares, it is entitled to nominate one director for election to the Board at any Shareholder meeting.

MANAGEMENT’S DISCUSSION & ANALYSIS

KHNP Canada’s shareholding level gives it a large vote on decisions to be made by shareholders of Denison, and its right to nominate a director may give KHNP Canada influence on decisions made by Denison's Board. Although KHNP Canada’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director nominee is likely to be an employee of KHNP and he or she may give special attention to KHNP’s or KEPCO’s interests as indirect Shareholders. The interests of KHNP and KEPCO, as indirect Shareholders, may not always be consistent with the interests of other Shareholders.

The KHNP SRA also includes provisions granting KHNP Canada a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KHNP Canada may negatively affect Denison's ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large indirect shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO or KHNP Canada to support such an acquisition.

QUALIFIED PERSON

The disclosure regarding the PEA, PFS, and environmental and sustainability activities at Wheeler River, as well the Company’s mineral reserve estimates was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 27, 2018 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources, including the new mineral resource estimate for the Huskie deposit; exploration, development and expansion plans and objectives, including the results of the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 27, 2018 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

MANAGEMENT’S DISCUSSION & ANALYSIS

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards ("NI 43-101") and are recognized and required by Canadian regulations, the United States Securities and Exchange Commission ("SEC") does not recognize them. 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.  The estimates of mineral reserves in this MD&A have been prepared in accordance with NI 43-101. The definition of probable mineral reserves used in NI 43-101 differs from the definition used by the SEC in the SEC's Industry Guide 7.  Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made, pursuant to a "final" feasibility study that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Denison has not prepared a feasibility study for the purposes of NI 43-101 or the requirements of the SEC.  Accordingly, Denison's probable mineral reserves disclosure may not be comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC.